Exhibit 3.2(b)

FIRST AMENDMENT TO THE SECOND AMENDED AND RESTATED BYLAWS
OF
CARDCONNECT CORP.

This First Amendment to the Second Amended and Restated Bylaws (the “Bylaws”) of CardConnect Corp. (the “Corporation”) has been duly approved and adopted in accordance with Section 9.15 of the Bylaws.

1.	Amendment. Article IX of the Bylaws is hereby amended to add Section 9.16 as follows:

“Section 9.16. Forum for Adjudication of Disputes.

(a)    Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the United States District Court for the District of Delaware).

(b)    Personal Jurisdiction. If any action, the subject matter of which is within the scope of Section 9.16(a), is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) by or in the name of any stockholder (including in the right of the Corporation), such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 9.16(a) and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.”

2.	Effective Date. This First Amendment to the Bylaws is effective as of March 16, 2017.

3.	Effect. Except as otherwise provided in this First Amendment to the Bylaws, the Bylaws shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this First Amendment to the Bylaws to be duly executed by its authorized officer as of March 16, 2017.

CARDCONNECT CORP.

/s/ Jeffrey Shanahan
Name: Jeffrey Shanahan
Title: Chief Executive Officer and President